Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 SEP -6 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AHEL / SEC / 2006 18th August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

06016564

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges / Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S. K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

18th August 2006

From

Suneeta Reddy
No. 5 Subba Rao Avenue
2nd Street
Chennai 600 006

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure in terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on record date (ie., 7th August 2006).

Kindly take note of the same.

Thanking you,

Yours faithfully,

For & On behalf of Promoters

SUNEETA REDDY
Promoter

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997			
1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (b) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2006.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on record date (7th August 2006) in accordance with the Regulations.	14,368,358	28.40%

SUNEETA REDDY

Place : Chennai

Date : 18th August 2006

Sl. No.	Names	Share Holding as on 07-Aug-2006	% of Capital
1	Dr. Prathap C Reddy	1,464,593	2.89
2	Ms. Sucharitha Reddy	1,729,937	3.42
3	Ms. Preetha Reddy	725,125	1.43
4	Ms. Suneeta Reddy	396,795	0.78
5	Ms. Shobana Kamineni	1,089,976	2.15
6	Ms. Sangita Reddy	1,281,254	2.53
7	Mr. Karthik Anand	110,300	0.22
8	Mr. Harshad Reddy	105,100	0.21
9	Ms. Sindhoori Reddy	130,000	0.26
10	Mr. Adithya Reddy	105,100	0.21
11	Ms. Upsana Kamineni	133,638	0.26
12	Mr. Puvansh Kamineni	106,100	0.21
13	Ms. Anushpala Kamineni	129,587	0.26
14	Mr. Anandith Reddy	115,100	0.23
15	Mr. Viswajith Reddy	111,150	0.22
16	Mr. Viraj Madhavan Reddy	84,112	0.17
17	Mr. P. Obul Reddy	5,000	0.01
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.56
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	5,734,905	11.33
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.03
	Total	**14,368,358**	**28.40**

SUNEETA REDDY

082-34893

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 SEP -6 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

MINUTES OF THE 25TH ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 10.00 A.M. ON MONDAY, THE 7TH DAY OF AUGUST 2006 AT KAMARAJ ARANGAM, CHENNAI – 600 006.

DIRECTORS PRESENT :

(i) Dr. Prathap C Reddy, Executive Chairman
(ii) Ms. Preetha Reddy, Managing Director
(iii) Ms. Suneeta Reddy, Executive Director - Finance
(iv) Ms. Sangita Reddy, Executive Director - Operations
(v) Mr. N. Vaghul, Director
(vi) Mr. P. Obul Reddy, Director
(vii) Mr. Rajkumar Menon, Director
(viii) Mr. Habibullah Badsha, Director
(ix) Mr. Deepak Vaidya, Director
(x) Mr. T.K. Balaji, Director
(xi) Dr. Jennifer Lee, Director
(xii) Mr. G. Venkatraman, Director
(xiii) Mr. Khairil Anuar Abdullah, Director

Members : 1535
Proxies : 164

NOTICE : Dr. Prathap C Reddy, Executive Chairman took the chair and welcomed the members and with the permission of the members took the notice of the meeting as read.

AUDITORS REPORT : As requested by the Chairman, Mr.S.K.Venkataraman, Chief Financial Officer and Company Secretary read the Auditors' Report for the year ended 31st March 2006.

The Chairman extended a hearty and warm welcome to the Members present at the 25th Annual General Meeting and introduced the members of the Board to the shareholders.

The Chairman informed the members that the Company's turnover has been increased from Rs.5956 million last year to Rs.7191 million this year, representing a growth of over 21%. During the same period, the net profit after tax has also increased from Rs 492 million to Rs.602 million – a growth rate of 22%.

The Group turnover has been increased from Rs.6621 million last year to Rs.7790 million this year, an impressive growth of 18% and the bottom line increased from Rs.384 million to Rs. 520 million – a growth rate of 35%.

This significant performance is a result of sustained efforts from our doctors, nurses and paramedics and other staff, and continued support from shareholders, customers, and well wishers.

Then the Chairman with the permission of the members took the Directors' Report and the Audited Statement of Accounts as read and moved the following resolution :

ITEM NO. 1 :

"**RESOLVED THAT** the Balance Sheet as at 31st March 2006 and the Profit and Loss Account for the year ended 31st March 2006 along with Directors' and Auditors' Report thereon be and hereby considered and adopted."

Then Chairman before putting the resolution to vote, invited questions from the shareholders on the financials. Some shareholders have raised questions on financials.

The Chairman and Mr. S.K. Venkataraman, Chief Financial Officer & Company Secretary then answered in detail the questions raised by the shareholders up to their satisfaction.

The resolution was seconded by Mr.Jayaraman and the same was passed unanimously.

ITEM NO. 2 :

To declare the dividend.

Mr. Srinivasan moved the following resolution.

"**RESOLVED THAT** pursuant to the recommendations of the Directors, dividend (45%) at the rate of Rs. 4.50 per equity share on the equity share capital of the Company for the period ended 31st March 2006 be and is hereby declared out of profits of the Company in respect of equity shares bearing distinctive Nos. 1 to 50,598,618 and the said dividend be paid to those shareholders whose names appear on the Company's Register of Members as at the closing hours of the business on 28th July 2006 and that the dividend warrants be posted within 30 days hereof to those shareholders who are entitled to receive payment."

Mr. Subramaniyan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

Dr. Prathap C Reddy, Chairman was interested in the Item Nos. 3 and 4 and requested Mr. N. Vaghul to chair the Meeting for the items. Mr. N. Vaghul took the chair and conducted the proceedings.

ITEM NO. 3 :

Appointment of Smt. Suneeta Reddy as a Director of the Company.

Mr. Padmanabhan moved the following resolution

"**RESOLVED THAT** Smt. Suneeta Reddy who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Ramamoorthy seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 4 :

Appointment of Smt. Sangita Reddy as a Director of the Company.

Mr. Vasudevan moved the following resolution

"**RESOLVED THAT** Smt. Sangita Reddy who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Srinivasan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 5 :

Appointment of Shri. Deepak Vaidya as a Director of the Company.

Mr. Suraj Kakkani moved the following resolution

"**RESOLVED THAT** Shri. Deepak Vaidya who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. M.P. Jayaraman seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 6 :

Appointment of Shri. P. Obul Reddy as a Director of the Company.

Dr. Ariyanayakam moved the following resolution.

"**RESOLVED THAT** Shri. P. Obul Reddy who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Srinivasan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 7 :-

Re-appointment of M/s. S. Viswanathan, Chartered Accountants as Statutory Auditors of the Company.

Mr Subramanian moved the following resolution

"**RESOLVED THAT** M/s. S. Viswanathan, Chartered Accountants, Chennai, who retire at this meeting be and is hereby re-appointed as Statutory Auditors of the Company till the conclusion of the next Annual General Meeting on a remuneration of Rs.8,00,000/- per annum (exclusive of service tax)."

Mr. Mohanakrishnan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 8 :-

Appointment of Shri. Khairil Anuar Abdullah as a Director of the Company

Mr. Anantha Krishnan moved the following resolution as an **ORDINARY RESOLUTION**

"RESOLVED THAT Shri. Khairil Anuar Abdullah who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 25th November 2005 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

Mr. Rajendran seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 9 :-

Appointment of Shri. G. Venkatraman as a Director of the Company

Mr. Ganesan moved the following resolution as an **ORDINARY RESOLUTION**

"RESOLVED THAT Shri. G. Venkatraman who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 12th December 2005 and who holds office up to the date of this Annual General

Mr. Mohanakrishnan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 8 :-

Appointment of Shri. Khairil Anuar Abdullah as a Director of the Company

Mr. Anantha Krishnan moved the following resolution as an **ORDINARY RESOLUTION**

"RESOLVED THAT Shri. Khairil Anuar Abdullah who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 25th November 2005 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

Mr. Rajendran seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 9 :-

Appointment of Shri. G. Venkatraman as a Director of the Company

Mr. Ganesan moved the following resolution as an **ORDINARY RESOLUTION**

"RESOLVED THAT Shri. G. Venkatraman who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 12th December 2005 and who holds office up to the date of this Annual General

Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

Mr. Subba Rao seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

Dr. Prathap C Reddy, Chairman was interested in the Item Nos. 10, 11 and 12 and requested Mr. N. Vaghul to chair the Meeting for the above items. Mr.N.Vaghul took the chair and conducted the proceedings.

Item No. 10:-

Re-appointment of Ms.Preetha Reddy as Managing Director of the Company.

Mr. Vaidyanathan moved the following resolution as an **ORDINARY RESOLUTION**

"RESOLVED THAT pursuant to the provisions of Section 269 read with Schedule XIII and other applicable provisions if any, of the Companies Act, 1956 the re-appointment of Smt. Preetha Reddy as Managing Director of the Company for a period of five (5) years from 3rd February 2006 to 2nd February 2011 be and is hereby approved. "

"RESOLVED FURTHER THAT pursuant to the provisions of Sections 198, 309, 310, 311 and other applicable provisions if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) read with Schedule XIII to the Companies Act, 1956, consent of the company be and is hereby accorded to the payment of a sum equivalent to 2% of the net profits of the Company (determined in accordance with the provisions of Companies Act, 1956), as remuneration for

each financial year to Smt. Preetha Reddy, Managing Director of the Company during the tenure of her appointment."

"RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any year Smt. Preetha Reddy be paid minimum remuneration as specified in Section II of Part II of Schedule XIII to the Companies Act, 1956 as in force in each financial year."

"RESOLVED FURTHER THAT the remuneration approved hereby be paid either monthly or quarterly or half yearly or otherwise as may be agreed to between the Managing Director and the Board of Directors of the Company."

"RESOLVED FURTHER THAT the terms and conditions of this appointment may be altered or varied from time to time by the Board as it may in its discretion deem fit within the maximum amount payable to the Managing Director in accordance with Schedule XIII to the Act including any amendments thereto."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds and things as may be necessary, proper or expedient to give effect to this resolution."

Mr. T.S. Subramanian seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority.

Item No. 11 :-

Re-appointment of Ms.Suneeta Reddy as Whole-time Director designated as Executive Director – Finance of the Company.

Mr.P.Ramachandran moved the following resolution as an **ORDINARY RESOLUTION.**

"RESOLVED THAT pursuant to the provisions Section 269 read with Schedule XIII and other applicable provisions if any, of the Companies Act, 1956 the

re-appointment of Smt. Suneeta Reddy as a Whole-time Director designated as Executive Director – Finance of the Company for a period of five (5) years from 3rd February 2006 to 2nd February 2011 be and is hereby approved."

"RESOLVED FURTHER THAT pursuant to the provisions of Sections 198, 309, 310, 311 and other applicable provisions if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) read with Schedule XIII to the Companies Act, 1956, consent of the company be and is hereby accorded to the payment of a sum equivalent to 1.25% of the net profits of the Company (determined in accordance with the provisions of Companies Act, 1956), as remuneration for each financial year to Smt. Suneeta Reddy, Executive Director – Finance of the Company during the tenure of her appointment."

"RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any year Smt. Suneeta Reddy be paid minimum remuneration as specified in Section II of Part II of Schedule XIII to the Companies Act, 1956 as in force in each financial year."

"RESOLVED FURTHER THAT the remuneration approved hereby be paid either monthly or quarterly or half yearly or otherwise as may be agreed to between the Smt. Suneeta Reddy and the Board of Directors of the Company."

"RESOLVED FURTHER THAT the terms and conditions of this appointment may be altered or varied from time to time by the Board as it may in its discretion deem fit within the maximum amount payable to the Whole-time Directors in accordance with Schedule XIII to the Act including any amendments thereto."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds and things as may be necessary, proper or expedient to give effect to this resolution."

Mr. Krishnamoorthy seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority.

Item No. 12 :-

Re-appointment of Ms.Sangita Reddy as Whole-time Director designated as Executive Director – Operations of the Company.

Mr.K.Rajagopalan moved the following resolution as an ORDINARY RESOLUTION.

"RESOLVED THAT pursuant to the provisions of Section 269 read with Schedule XIII and other applicable provisions if any, of the Companies Act, 1956 the re-appointment of Smt. Sangita Reddy as a Whole-time Director designated as Executive Director - Operations of the Company for a period of five (5) years from 3rd February 2006 to 2nd February 2011 be and is hereby approved."

"RESOLVED FURTHER THAT pursuant to the provisions of Sections 198, 309, 310, 311 and other applicable provisions if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) read with Schedule XIII to the Companies Act, 1956, consent of the company be and is hereby accorded to the payment of a sum equivalent to 0.50% of the net profits of the Company (determined in accordance with the provisions of Companies Act, 1956),as remuneration for each financial year to Smt. Sangita Reddy, Executive Director - Operations of the Company during the tenure of her appointment."

"RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any year Smt. Sangita Reddy be paid minimum remuneration as specified in Section II of Part II of Schedule XIII to the Companies Act, 1956 as in force in each financial year."

"RESOLVED FURTHER THAT the remuneration approved hereby be paid either monthly or quarterly or half yearly or otherwise as may be agreed to between the Smt. Sangita Reddy and the Board of Directors of the Company."

"RESOLVED FURTHER THAT the terms and conditions of this appointment may be altered or varied from time to time by the Board as it may in its discretion deem fit within the maximum amount payable to the Whole-time Directors in accordance with Schedule XIII to the Act including any amendments thereto."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds and things as may be necessary, proper or expedient to give effect to this resolution."

Mr. Subramanian seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority.

Item No. 13 :-

Increase the limit of Commission payable to Non-Executive Directors.

Mr. Srikanth moved the following resolution as a SPECIAL RESOLUTION

"RESOLVED THAT in supersession of the special resolution passed by the members at the Annual General Meeting held on 19th September 2002, pursuant to the provisions of Sections 198, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 and provisions of Listing Agreement entered into with the Stock Exchanges and subject to approval of Central Government and/or any other relevant statutory/regulatory authorities/institutions, consent of the Company be and is hereby accorded to increase the limit of commission paid to each Non Whole-time Director (Non-Executive Director) of the Company from Rs.150,000/- p.a. to Rs.500,000/- p.a. for each financial year, provided that aggregate of such payments does not exceed 1% of the net profits of the Company (determined in accordance with the provisions of Companies Act, 1956) for each financial year."

"RESOLVED THAT the aforesaid payments be made to the Non Whole-time Directors for a period for five years with effect from 1st April 2006."

"RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to distribute the Commission in such manner as they may deem fit and to do all such acts, deeds and things as may be necessary, proper or expedient to give effect to this resolution."

Mr. Subba Rao seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

Item No. 14

Delisting of equity shares of the Company from Madras Stock Exchange Limited (MSE).

Mr. Gopalakrishnan moved the following resolution as a SPECIAL RESOLUTION

"RESOLVED THAT pursuant to the applicable provisions of the Securities and Exchange Board of India (Delisting of Securities) Guidelines 2003 and subject to the provisions of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force), Securities Contracts (Regulation) Act, 1956 and the rules framed there under, Listing Agreements and all other applicable rules, regulations and guidelines and subject to approval, consent, permission or sanction of the Securities and Exchange Board of India, Stock Exchanges where the shares of the Company are listed and any other appropriate authorities, institutions, or regulators, as may be necessary and subject to the necessary conditions and modifications, if any as may be prescribed or imposed by any authority while granting such approvals, permissions, and sanctions, which may be agreed to by the Board of Directors of the Company (hereunder referred as the Board, which term shall be deemed to include any committee thereof for the time being exercising powers conferred on the Board by the resolution) the consent of the company be and is hereby accorded to the Board to de-list the equity

shares of the company from the Madras Stock Exchange Limited at such time as the Board may decide."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds and things as may be necessary for the purpose and to settle any questions, difficulties or doubts that may arise in this regard."

Mr.S.Obul Reddy seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

Vote of Thanks : The meeting concluded with a vote of thanks by Ms.Suneeta Reddy, Executive Director - Finance.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Disclosure for informing details of share holding (obtained u/r 8(1) & 8(2) from acquirer(s) by target/reporting Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Reporting Company	Apollo Hospitals Enterprise Limited
Date of Reporting	18th August 2006
Name of the Stock Exchanges where shares of reporting company are listed	(1) The Madras Stock Exchange (2) The Stock Exchange, Mumbai (3) National Stock Exchange, Mumbai / Chennai

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights.	Details of shareholding/voting rights (in Number and %) of persons mentioned at (A) as informed u/r 8(1) to target company											
Names	As on March 31 Current year (2006)		As on March 31 Previous year (2005)		Changes if any between (A) & (B)		As on record date for dividend Current year (2006)		As on record date for dividend Previous year (2005)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
TWL Holdings Limited 4th Floor Les Cascades Building Edith Cavell Street, Port-Louis Mauritius	0	0.00	6,293,345	15.13	-6,293,345	-12.44	0	0.00	787,731	1.56	-787,731	-1.56
The Bank of New York (GDR Depository) 101 Barclay Street New York	6,792,466	13.42	0	0.00	6,792,466	13.42	5,725,966	11.32	9,000,000	17.79	6,792,466	13.42
Total (I)	6,792,466	13.42	6,293,345	15.13	499,121	-1.70	5,725,966	11.32	9,787,731	19.34	-4,061,765	-8.03

Note: During the Financial Year 2005-2006, the paid-up capital of the company has been increased from Rs. 41,59,86,180 to 50,59,86,180

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)												
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2006)		As on March 31 Previous year (2005)		Changes if any between (A) & (B)		As on record date for dividend Current year (2006)		As on record date for dividend Previous year (2005)		Changes if any betwe (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
As per Annexure												
Total No. of Shares	14,255,772	28.17	14,070,429	33.82	185,343	-5.65	14,368,358	28.40	14,294,688	28.25	73,670	0

Note: During the Financial Year 2005-2006, the paid-up capital of the company has been increased from Rs. 41,59,86,180 to 50,59,86,180 which resulted in dilution of promoter shareholding in terms of percenta only.

Signature of the Authorised Signatory :

S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

Place : CHENNAI
Date : 18th August 2006

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2006)		As on March 31 Previous year (2005)		Changes if any between (A) & (B)		As on record date for dividend Current year (2006)		As on record date for dividend Previous year (2005)		Changes if any betwe (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Dr. Prathap C Reddy	1,464,593	2.89	1,464,593	3.52	0	0.00	1,464,593	2.89	1,464,593	2.89	0	
Ms. Sucharitha Reddy	1,729,937	3.42	1,729,937	4.16	0	0.00	1,729,937	3.42	1,729,937	3.42	0	
Ms. Preetha Reddy	724,670	1.43	724,670	1.74	0	0.00	725,125	1.43	724,670	1.43	455	
Ms. Suneeta Reddy	396,795	0.78	396,795	0.95	0	0.00	396,795	0.78	396,795	0.78	0	
Ms. Shobana Kamineni	1,089,976	2.15	1,089,976	2.62	0	0.00	1,089,976	2.15	1,089,976	2.15	0	
Ms. Sangita Reddy	1,281,254	2.53	1,281,254	3.08	0	0.00	1,281,254	2.53	1,281,254	2.53	0	
Mr. Karthik Anand	110,300	0.22	110,300	0.27	0	0.00	110,300	0.22	110,300	0.22	0	
Mr. Harshad Reddy	105,100	0.21	105,100	0.25	0	0.00	105,100	0.21	105,100	0.21	0	
Ms. Sindhoori Reddy	130,000	0.26	130,000	0.31	0	0.00	130,000	0.26	130,000	0.26	0	
Mr. Adithya Reddy	105,100	0.21	105,100	0.25	0	0.00	105,100	0.21	105,100	0.21	0	
Ms. Upsana Kamineni	133,638	0.26	133,638	0.32	0	0.00	133,638	0.26	133,638	0.26	0	
Mr. Puvansh Kamineni	106,100	0.21	106,100	0.26	0	0.00	106,100	0.21	106,100	0.21	0	
Ms. Anushpala Kamineni	129,587	0.26	129,587	0.31	0	0.00	129,587	0.26	129,587	0.26	0	
Mr. Anandith Reddy	115,100	0.23	115,100	0.28	0	0.00	115,100	0.23	115,100	0.23	0	
Mr. Viswajith Reddy	111,150	0.22	111,150	0.27	0	0.00	111,150	0.22	111,150	0.22	0	
Mr. Viraj Madhavan Reddy	84,112	0.17	84,112	0.20	0	0.00	84,112	0.17	84,112	0.17	0	
Mr. P. Obul Reddy	5,000	0.01	5,000	0.01	0	0.00	5,000	0.01	5,000	0.01	0	
Mr. P. Vijayakumar Reddy	666	0.00	666	0.00	0	0.00	666	0.00	666	0.00	0	
Mr.Vishweshwar Reddy	788,710	1.56	788,710	1.90	0	0.00	788,710	1.56	788,710	1.56	0	
Mr. Anil Khamineni	10	0.00	10	0.00	0	0.00	10	0.00	10	0.00	0	
M/s. PCR Investments Ltd	5,622,774	11.11	5,437,431	13.07	185,343	0.37	5,734,905	11.33	5,661,690	11.19	73,215	
M/s. Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00	5,600	0.01	5,600	0.01	0	
M/s. Apollo Health Association	15,600	0.03	15,600	0.04	0	0.00	15,600	0.03	15,600	0.03	0	
Total	14,255,772	28.17	14,070,429	33.82	185,343	-5.65	14,368,358	28.40	14,294,688	28.25	73,670	

Note: During the Financial Year 2005-2006, the paid-up capital of the company has been increased from Rs. 41,59,86,180 to 50,59,86,180 which resulted in dilution of promoter shareholding in terms of percent only.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary